2025 REPORT

Geoship


GEOSHIP
LIVE
OUTSIDE
THE BOX

LETTER

Dear investors,

Ahoy Geoship investors! 2025 was an incredibly exciting year of massive leaps forward. We started physical installation of our first full-scale Amma dome and it's been absolutely thrilling to watch it come together in real life. The entire team is united and fired up behind our mission to build long-lasting, regenerative homes using advanced bioceramic composites that support both environmental restoration and community well-being.

We significantly expanded our team and production capabilities, achieved California Factory-Built Housing Certification and successfully raised substantial new capital to accelerate our scale-up. First revenue is expected in 2026 as Amma 1 is almost complete.

Follow our journey via our Geojourney series on YouTube to see the latest developments. Thank you for believing in us from the very beginning — your support as early investors and believers means the world!

We need your help!

We are at a pivotal moment now that we are in production and first customer deliveries in 2026. Your network can make a meaningful impact.
We'd greatly appreciate warm introductions to:
- Strategic finance partners for equipment financing and dome construction costs for our customers.
- Talented engineers, manufacturing, and operations professionals open to joining our team in Grass Valley, CA.
- Aligned investors for our upcoming fundraising round as we build our first full-scale production facility.

Any support in these areas will directly accelerate our ability to deliver beautiful, sustainable, and resilient homes at scale. Thank you for your continued belief in our mission.

Sincerely,

Bastiaan Kools

Co-founder

Mikael Mikailian

CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

- We began physical installation of our first full-scale Amma dome in Grass Valley
- Achieved California Factory-Built Housing Certification, a critical regulatory milestone
- Raised significant new capital to scale team and production capabilities

☹ The Bad

- Delays in production and first Amma dome installation have pushed our expected initial revenue into 2026
- Higher-than-expected costs during manufacturing ramp-up increased our cash burn above forecast
- Attracting top talent to our Grass Valley location remains an ongoing challenge as we scale the team

2025 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$3,566,584
Net Loss


IOU!

$1,361,224 +20%
Short Term Debt



$5,124,627
Raised in 2025



$1,880,009

Cash on Hand

As of 05/12/26

INCOME BALANCE NARRATIVE



Revenues
Profit
$0
$0
-$3,289,864
-$3,566,584
2024
2025

Net Margin: 0% **Gross Margin:** 0% **Return on Assets:** -79% **Earnings per Share:** -$0.03 **Revenue per Employee:** $0

Cash to Assets: 26% **Revenue to Receivables:** 0 **Debt Ratio:** 282%

FINAL_-_Geoship_S.P.C._FS_2025.pdf

Geoship_Financial_Statements_2024__issued_.pdf

We ❤ Our 1,620 Investors

Thank You For Believing In Us

Joshua Gourneau
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Julian Guderley
Brian Schuster
Brent Dixon
Bastiaan Van Die
David Rabon
Kirra Sherman
Gabrielle Angel Lilly
Ronald Connor
Martin Rautio
Anna Grove
Landon Deamer
Kiel Gnebba
Andrew Stieber
Derik Taylor
Benjamin Kolmer
Cecilia Granados
Christine Genero
Brandon Charles Schroeder
Magno Sousa
Elisha Weinberg

Paul Plessas
Clifford Mudd
Jeremy Graham
Wes Oaks
Marijke Long
Tiffany Ureche
Peter O'Dell
Ashley McKay
Cinthya Font
Sam Decker
Victoria Colligan
Maria Cristina Bermudez
Evelyn Hope Zepernick
Esther Martens
Lauren Orichio
Darren Hagood
Nic Lendino
Evan Reinhold
Nigel Bernard Benjamin
Michael Anthony Vila
Colleen Rambo
Eric Mata
Mariah M
Timothy Hinkle
Max Ash
Vivian Stockman
Dr. Maik Rosenheinrich
Tyann Daoutis
Christopher Mitchell
Heidi SCHULZ
Leeanna Lim
John Ragland
Jak Jones
Georgann Gainey
Gloria Colin
John Favaloro
Christy Christy
Derek Vogt
Randy Dodd
Filip Vukadinov
Hellen S
Siarhei Shauchenka
Robert N. Felix
Michael Montiel
Yu Matsumoto
Rouven Woszidlo
Guy Besson
Brent Olson
Shane Hansen
Bryan Perido
Susan McVicker
Christyne Pride

Kennedy Wells
Ariel Francis
Syed Jaffri
Jesse Thompson
Carl Darenmalm
Dipan Shah
Heidi Pressly
Sylvia Charette
Steven Kruger
Graeme Dowton
Joseph W Vos
Patrick Stimson
Rhodessa Lea
Jared Kwek
James Rodriguez
Fiona Knightley
Robbin Sally
Isabel Oliver
Paul Forrest
Samantha Peach
Micheal Kahakauwila
Nataly Carranza
Andre Carrera
Jordon Kellett
Rebecca Smith
Casey Keefer
Josh Sonnenberg
Judith Bell
Matthias Nennstiel
Grant Adams
Matt Bourgery
Rhett Millsaps
Sook Lee
Vy Hoa Pantastico
Jens Rößiger
Gabriele Rosenheinrich
Wailua Lind
Sasha Cross
Irie Sakane
Barbara Kolby
Catherine Hoffman
Jacqueline Lundquist
Laura Mays
Naveen Veluppillai
Sammy Nasr
Casey Woolley
Hải âu PHAN
Joyce Yin
Soula Bailey
Moni K
Rodney Williams
Debra Larson

Penny Mariscal
Olivier Van Helden
Dana Piper
Christine Lau
Sandrine Chazaud
Joseph Korchmaros
Thomas Chabi
Miroslav Kovac
Christine Silva
Gareth Hermann
Luke Sequeira
Timothy Kuzelka
Nancy Liverani
Alise Weisberg
Treasa Antony
Robin Eckert
Christina Sally
Marcia Isman
Sarah Houghtailing
Jared Alvarado
Laura Mamadopoulos
Chad Boardman
Anna Slater
Eva Green Horizons LLC
Andrew Mac
Josh Conboy
Leonardo Ortega
Jérôme Daurat
Beth D
Robert Cooley
Ethan Pearl
Michaela Lingenberg
Curt Doernberg
Patricia Summers
Matt Sebastian
Kathleen Rall
Connor Connor
Stephan PORCHET
Harry Battson
Justine Liptak
Lindy Gilbert
Laura Lagomarsino
Suzanne Dunn
Bertram Meyer
John Braunius
Andrew Sexton
David Eberhard
Goyo Mijares
Douglas B Johnson
Kona Gecko
Marla Buchwald
Valerie Mathieu

Jacqueline Casey
Helene Rohr Trust
Tobias Piegger
Healing Hands
Eric Williams
Jay Varkey
Keith Christian
Judd Horton
Ben Heinsohn
Marlene Drummond
Alicia Isdes
Logan Lobb
Brian Tomczyk
Levi Schubkegel
Wen Yeh
Katharine Willet
Roman Sally
Michael Nevotti
Steve Goldberg
Tyler Roy
James Kalil
Toby Wode
Cory Grow
Joshua Hicks
Leah Shaleis Cross
Carolyn Woods
James Ben Williams. Jr
Jana Olsen
Catherine Murphy
Ann Kathrin Nennstiel
W Lee
Molly Leonard
Nicholas Rochedieu
Jocelyn Morgan
Hui Sun Kim
Courtney Smith
Emmanuel Searty
Michael MacDowell
Christina Kantzavelos
Christiane L Roehler
Peter Tuddenham
Vanessa Herslip
Brian Molsbee
Ray Paul Biron
Myla Hartlove
Jennifer Davis
Kendall Mallinger
Irina Vlahova
George Gită Cox
Nico Rottstaedt
Alexandra Bowen
Justin Renfro

Shivana Inalsingh
Unity Shelby
Kevin Severance
Kemal Amarasingham
Joe M
Bianca Schmidt
Ellen E Wisehart
Karen Peifer
Gabriel A Casey
Yonah Ray
Andrea Pitt
Emily Charland
Jeffrey Scott Ramsey
Yolanda Scott
Conor Murphy
Caroline Fitchett
Bob Matheny
Maximillian Rainey
Anne Mascovich
John Breckenridge
Marcia GODINEZ
Jasmine Gold
Jeff Hoyt
Lu Suo
Big B INC
Shannon L Seideman
Charlie Bugg
Jeannette Schreiber
Cruz Studios
Petronella Cm Feeheley
Narissa Hadap
Andrew Depolo
A G
Adam Ryan
Kate Mark
Harry Schaffer
Samuel Sterbenc
Eudene D Weymouth
Shawna Jamieson
Claire Johnson
Dona Faith Meltzer-Taylor
Amy Smith
Stefanie Stark
Edgar R
Susan Ballew
Stephanie Chaney
Jaime Rannow
David Mesenbring
Erick Ortega
Richard Zoll
Dorene Stander

Megan Kenway
Nancy Gorgone
Walter Alfonzo Alvarado
Gregory T Hajnosz
Juan Cruz
Jackie Oceanak
Astaras Drolkar
Katina Mugianis
Daniel Alvarez
Maritza Lord
Jason Odom
Marni Sweetland
C. B.
Carolyn Ornellas
Michael White
Benjamin P Mahoney
Angela Knuckles
Sarah Hughes
Heath Sias
Sam . . . Rob
Zach & Jenn Ross
Carsten Mundt
Tiffany Baida
Michael Lichtman
Christa McClelland
Dennis Michael Call
Trevor Mahaffey
Caroline Thomas
Sarah Moy
Cristine Lemler
Barbara Russell
David Tonazzini
Elaine Fan
Tamra Kriser
Teresa Gregory
Rubin Naiman
Tanya Simmons
Jenny Mørk
Stuart James Watson
Adriana Burleigh
Oriel Abramov
Samantha H
Diane Cable And Spencer...
Jagna Larson
Daniel J Lewandowski
Keith Alstadter
Carmen Henrikson
Darin Basile
Suzanne Natysin
Aaron Miller
Carl Kush

Thank You!

From the Geoship Team



Morgan Bierschenk

CVO / Founder

Morgan is a purpose-driven entrepreneur with a background in engineering at Intel Corp. After restoring and cruising a wooden sailboat, he traveled the world, immersing himself in diverse cultures, and gaining new perspectiv...



Micha Mikailian

CEO

Micha is an 8x founder/CEO with multiple successful ventures & experience scaling teams from 0 to over 200 members and $80M in annual revenue.



Bas Kools

Creative re-Director / Founder

Bas is a Product Designer with an MA from the RCA and 15+ years of experience supporting collaborative innovation in the EU and the US. Fascinated by people's behavior, he designs tools for learning and teaches creative proces...



Lauren Russo

Head of Marketing

Seasoned marketing leader with experience introducing transformative technologies in various industries, including AI-driven advertising at Google, and driving early adoption in the metaverse, VR, and creator...



Craig Derian

CTO



Dolly Singh

Head of Talent

Craig led Vehicle Dynamics Engineering at Tesla (2012-2018), delivering the first 10 Model-Ss and prototyping the Model 3. He then...

Dolly was the Head of Talent at SpaceX, where she worked directly with Elon Musk to scale that company from 200 to 5,000 employees.



Paul Choin

Head of Product Engineering

Paul brings nearly two decades of innovation and systems design expertise to Geoship. He has driven innovation in eco-friendly...



Andrew James

Head of Manufacturing

Andrew is a pragmatic first-principles engineering leader. At Tesla, he led the rapid technical deployment of the automation-free Model 3 General...



Dr. Ali Ozer

Principal Material Scientist

Dr. Ali Ozer is a ceramic material scientist, professor, and research associate with a PhD in Material Science, and has over 20 years of...



Sarah Hardwick

Head of Crowdfunding

Sarah is a crowdfunding expert and 20+ year entrepreneur. As the CEO of Zenzi Communications and former CMO at Aptera Motors, she brings...



Neil Decker

Natural Builder

Neil is an expert in natural building techniques and designed the first round hempcrete house in the US. With 15 years of experience, he has



Kyle Sears

Senior Product Engineer

Kyle holds a BASc in Mechanical Engineering from the University of British Columbia and has over 6 years of R&D experience across multiple

With 15 years of experience, he has...

of R&D experience across multiple...



Kurt McFarland

CFO

Kurt, our CFO, brings over 15 years of experience in investment banking, private equity, and VC-backed companies, with a deep passion for...

Details

The Board of Directors

Director	Occupation	Joined
Mikael Mikailian	CEO & Director @ Geoship	2023
Morgan Bierschenk	Co-CEO/Founder @ Geoship S.P.C	2014
Bastiaan Kools	Founder & Director @ Geoship	2016

Officers

Officer	Title	Joined
Mikael Mikailian	CEO & Director	2023
Morgan Bierschenk	Founder & Director	2014
Bastiaan Kools	Founder & Director	2016

Voting Power ?

Holder	Securities Held	Voting Power
Morgan Bierschenk	57,166,669 Common Stock, plus voting proxy over some additional shares	63.1%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption

08/2024	$3,347,496	Safe	Regulation D, Rule 506(b)
11/2024	$133,510		Other
12/2024	$1,867,507		4(a)(6)
12/2024	$3,116,666	Safe	Regulation D, Rule 506(c)
01/2025	$97,815		Other
05/2025	$1,164,622		Section 4(a)(2)
05/2025	$2,195,688	Safe	Regulation D, Rule 506(c)
08/2025	$1,216,502		4(a)(6)
11/2025	$450,000		Regulation D, Rule 506(c)
02/2026	$1,382,833		Section 4(a)(2)
04/2026	$5,396,033	Safe	Regulation D, Rule 506(c)
04/2026	$100,000	Safe	Regulation D, Rule 506(c)
04/2026	$552,600	Safe	Regulation Crowdfunding
04/2026	$241,111	Safe	Regulation D, Rule 506(c)
04/2026	$939,512	Safe	Regulation Crowdfunding

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
MTVO ?	07/01/2020	$1,000,000	$1,000,000 ?	7.2%	10/01/2030	Yes
Balboa Capital ?	11/07/2024	$133,510	$92,313 ?	12.8%	11/04/2029	Yes
FP Leasing Group Inc ?	01/09/2025	$97,815	$64,685 ?	10.53%		Yes
Steven Fan ?	11/05/2025	$450,000	$482,548 ?	15.0%	05/05/2027	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	5,000,000	0	Yes
Common Stock	250,000,000	139,236,473	Yes

Warrants:	191,142
Options:	113

Form C Risks:

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

overcome these risks and uncertainties.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our products.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected. As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to selling our products, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication. The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time. Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

There is no guarantee of a return on an Investor's investment. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

If an unknown defect was detected in our design, our business would suffer and we may not be able to stay in business. In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise a significant period of time after a building with our products has been completed. Any design defect in our components may require us to correct the defect in all of the projects sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment. Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections. With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have

taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business. The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face

advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled. Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no present market for the Securities and we have arbitrarily set the price. The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of

operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company may incorporate a multi-stakeholder cooperative and new share class in the future. Traditional corporations are owned and controlled by investors and/or founders. We believe that other stakeholders, including customers and nature stewards, should also receive ownership benefits and participate in corporate governance. This is already happening with companies like Airbnb setting aside 1% or more of their capital stock to benefit their customers. Many other companies, such as Rivian, have created similar models to benefit nature and environmental concerns. Subject to any applicable approvals by our board of directors and shareholders, the Company eventually intends to issue 30% to 50% of our capital stock to customer and nature stakeholders. This allocation will occur slowly over time, beginning when the Company reaches revenue of $1B. We contemplate that the capital stock issuable to customer and nature stakeholders will go into endowment funds, and be invested into projects that support customer and nature communities. Examples of potential programs that could be funded by the Geoship Customer and Nature endowments include: ● Village housing for low-income families and individuals. ● Grant programs to ecosystem restoration projects in and around Geoship villages. ● Maintenance and dome upgrades for Geoship customers. ● Grants and loans for community building projects. ● Annual awards to members who most advance the Geoship mission. We plan to establish a perpetual purpose-driven trust, to ensure that the Company serves its co-operative mission now and for generations to come. Strategic Advantages of the Geoship Cooperative model include: Addresses the externalities of resource extraction. Serves as a strategic advantage in sales. Creates a barrier to entry for competitors. Is a fundamental way we operate integrally with our purpose.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities. The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering. Neither the Offering nor the Securities have been registered under federal or state securities laws. No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Wefunder Investment Services.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business. The costs of materials may increase due to increased tariffs or shipping costs or reduced supply availability of materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company

concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the net revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Geoship SPC

Washington Corporation
Organized January 2014
40 employees
180 Spring Hill Drive

Grass Valley CA 95945 http://www.geoship.is

Business Description

Refer to the Geoship profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Geoship is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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